Exhibit 99.1

Sanofi-aventis to Acquire Chattem Inc.

Creating a Strong

U.S. Consumer Healthcare Platform

•	Combination Strengthens sanofi-aventis’ Strategy to Accelerate Growth Through Innovation, Geographic Expansion and External Growth

•	Chattem Provides Strong Platform for Conversion of some of sanofi-aventis’ Prescription Medicines to Over-the-Counter Products

•	Chattem Management to Lead the U.S. Consumer Healthcare Division of sanofi-aventis, to be Headquartered in Chattanooga, Tennessee

Paris, France and Chattanooga, TN - December 21, 2009 /PRNewswire/ - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Chattem, Inc. (NASDAQ: CHTT) announced today that they have entered into a definitive agreement under which sanofi-aventis is to acquire 100 percent of the outstanding shares of Chattem in a cash tender offer for $93.50 per share, or approximately $1.9 billion. The transaction will create the world’s fifth-largest consumer healthcare company measured by product revenues by combining Chattem’s position as a leading U.S. consumer healthcare company with sanofi-aventis’ strong international presence in the sector.

Over-the-counter (“OTC”) and consumer brands are core growth platforms identified in sanofi-aventis’ broader strategy for achieving sustainable growth. Although the Group will generate around 1.4 billion euros worldwide in OTC sales in 2009, it has thus far not been directly present in the United States.

Chattem is approximately 130 years old and is a leading manufacturer and marketer of branded consumer healthcare products, toiletries and dietary supplements across niche market segments in the United States. Chattem has regularly demonstrated its ability to sustain regular growth, both in terms of sales and profit, through the development of its own brands and the successful integration of acquired products. Chattem’s well known brands include Gold Bond®, Icy Hot®, ACT®, Cortizone-10®, Selsun Blue® and Unisom®.

Sanofi-aventis also announced today that it will seek to convert its antihistamine brand known as Allegra® (fexofenadine HCl) in the United States from a prescription medicine to an OTC product. Allegra® is a well recognized brand name with both physicians and consumers. Upon Allegra®’s conversion, Chattem will assume responsibility for the Allegra® brand as part of becoming the platform for sanofi-aventis’ U.S. OTC and consumer healthcare business.

“The acquisition of Chattem will be a significant milestone in sanofi-aventis’ transformation strategy and will provide us with the ideal platform in the U.S. consumer healthcare market, which represents 25 percent of the current worldwide opportunity,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “In addition, we believe our ability to convert prescription medicines to OTC products will be enhanced by Chattem’s leading sales, marketing and distribution channels. We have great respect for Chattem’s world-class management team, which has an excellent track record of sales and earnings growth based on building strong brands. With the potential access to switch products such as Allegra®, I believe this team will take Chattem to even higher levels.”

“This transaction offers immediate and significant value for Chattem’s shareholders and important benefits to our employees, customers and community,” said Zan Guerry, Chairman and Chief Executive Officer of Chattem. “I am excited to work with the sanofi-aventis team to capture the significant growth opportunities this combination creates, as highlighted by the planned launch of Allegra®. Chattem will form the base of a new consumer healthcare business in the United States for sanofi-aventis, and the headquarters, manufacturing and leadership team will continue to be based in Chattanooga.”

Under the terms of the agreement, sanofi-aventis will commence a tender offer for all outstanding shares of Chattem at $93.50 per share in cash. The offer price represents a 34 percent premium above the closing price of Chattem’s shares on December 18, 2009 and a 44 percent premium above the average closing price of Chattem’s shares during the 6 months preceding the announcement of the transaction. The tender offer is conditioned on the tender of a majority of Chattem’s shares calculated on a diluted basis, as well as the receipt of certain regulatory approvals and other customary closing conditions. Following the successful completion of the tender offer, a wholly owned subsidiary of sanofi-aventis will merge with Chattem and the outstanding Chattem shares not tendered in the tender offer will be converted into the right to receive the same $ 93.50 per share in cash paid in the tender offer. The tender offer will commence in January 2010 and the companies anticipate the transaction will close in the first quarter of 2010. Chattem’s Board of Directors has unanimously approved the transaction.

The transaction is expected to be accretive to sanofi-aventis’ earnings as early as year one. This acquisition will allow sanofi-aventis to optimize and retain the full value of the Allegra® switch to an OTC product. Also, significant revenue synergies should be obtained through the expansion of Chattem’s products into geographic markets where sanofi-aventis has a strong operating presence, particularly in emerging markets.

Zan Guerry and the senior leadership team of Chattem have agreed to lead sanofi-aventis’ U.S. consumer health division following the close of the transaction. Additionally, sanofi-aventis is committed to Chattem’s current operations and entrepreneurial spirit as it builds a sizeable presence in the U.S. consumer healthcare market. Sanofi-aventis announced it would maintain both of Chattem’s existing manufacturing facilities and will continue construction on the third. The corporate brand of Chattem will also be maintained.

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For additional information on the transaction, please visit the following Web site:

http://multivu.prnewswire.com/mnr/sanofi-aventis_chattem/41630

Sanofi-aventis will hold a call for investors and analysts today at 8 a.m. ET / 2:00 p.m. CET to discuss the transaction. Those wishing to listen and participate should dial one of the following numbers:

France:	+33 (0)1 72 00 09 86
UK:	+00 44(0) 203 367 94 56
US:	+1 866 907 59 28

An Audio Replay will be available until December 31, 2009 at the following numbers:

France:	+33(0)1 72 00 15 00
UK:	+44(0) 2033679460
US:	+1 877 64 230 18
Access code:	269150#

Chattem will hold a call for investors and analysts today at 9:15 a.m. ET/ 3:15 p.m. CET to discuss the transaction. Those wishing to listen and participate should dial one of the following numbers:

US Dial In #	800.510.9661
International Dial In #	617.614.6452
Participant code	37400399

An Audio Replay will be available from December 21, 2009 - 12:15 PM – to December 28, 2009 at the following numbers:

US Dial In #	888.286.8010
International Dial in #	617.801.6888
Code	59761358

Sanofi-aventis Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Chattem Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates” or similar expressions. Examples of forward-looking statements in this press release include references to our announced transaction with sanofi-aventis. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to, the risk factors disclosed in our Annual Report on Form 10-K for the year ended November 30, 2008, as added or revised by our subsequent Quarterly Reports on Form 10-Q, under the caption “Risk Factors” and unexpected delays or impediments to the announced transaction with sanofi-aventis. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these in light of new information or future events.

Important Additional Information: The tender offer described in this release has not yet commenced and this release is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. At the time the tender offer is commenced, River Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and Exchange Commission (the “SEC”) and Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available. Shareholders of Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

About Chattem

Chattem, Inc. is a leading marketer and manufacturer of a broad portfolio of branded OTC healthcare products, toiletries and dietary supplements. The Company’s products target niche market segments and are among the market leaders in their respective categories across food, drug and mass merchandisers. The Company’s portfolio of products includes well-recognized brands such as Icy Hot®, Gold Bond®, Selsun Blue®, ACT®, Cortizone-10® and Unisom®. Chattem conducts a portion of its global business through subsidiaries in the United Kingdom, Ireland and Canada. For more information, please visit the Company’s website: www.chattem.com.

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MEDIA CONTACTS

For sanofi-aventis:	For Chattem:
Jean-Marc Podvin	Chuck Burgess/Tom Johnson
Corporate Communications	Abernathy MacGregor Group
+33 (1) 53 77 42 23	+1 212 371-5999

Lisa Buffington

U.S. Communications

+1 908 981-6569

INVESTOR CONTACTS

For sanofi-aventis:	For Chattem:
Sebastien Martel	Robert Long
Corporate Investor Relations	Vice President and Chief Financial Officer
+33 (1) 5377 4545	+1 423 822-4450

Felix Lauscher

U.S. Investor Relations

+1 908 981-5560